Exhibit 99.1

Shay Evron CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Email: Shay.Evron@il.gt.com

METALINK ANNOUNCES EXTRAORDINARY GENERAL MEETING

TEL AVIV, ISRAEL, February 23, 2017 - Metalink Ltd. (OTCQB: MTLK) today announced that it will hold an Extraordinary General Meeting of Shareholders on Thursday, March 9, 2017, at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel. The record date for the meeting is the close of business on February 24, 2017.

The agenda of this announced meeting is as follows:

1.	To elect Messrs. Daniel Magen, Roi Kol and Joseph Winston, as new members of the Board of Directors of Metalink.
The meeting was called at the request of Top Alpha Capital S.M. Ltd., an Israeli company wholly owned by Mr. Daniel Magen, who, to the Company's knowledge, owns approximately 53.4% of the issued and outstanding shares of Metalink. Messrs. Uzi Rozenberg, Tzvi Shukhman and Efi Shenhar, who currently serve as directors of the Company, will step down from the Board of Directors, effective as of the meeting.

Item 1 requires the approval of a simple majority of the ordinary shares represented at the meeting.

 In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association.

Position Statements etc.

In accordance with the Companies Law, (i) position statements must be delivered to the Company no later than 10 days prior to the meeting date, and (ii) eligible shareholders, holding at least 1% of our outstanding ordinary shares, may present proper proposals for inclusion in the meeting by submitting their proposals to the Company no later than one week following the date hereof and, if the Company determines that a shareholder proposal is appropriate to be added to the agenda in the meeting, the Company will publish a revised agenda in the manner set forth below.

Additional Information and Where to Find It

In connection with the meeting, Metalink will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, or by directing such request to the Company's Investor Relations above.

If applicable, valid position statements and/or a revised meeting agenda will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website above).

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.